

Formation

Formation Capital Corporation
...astings Street
...a V6C 2W2
...4.682-6205
...ap.com



General Manager of Sunshine Refinery Retires

Vancouver, B.C., November 01, 2006 Formation Capital Corporation (FCO-TSX) (the Company) announced today that its wholly owned subsidiary, Essential Metals Corporation's (EMC) President and General Manager, Mr. John Allen has retired. The Company sincerely appreciates John's contributions and wishes him all the best in his retirement.

Mr. Allen joined EMC in July of 2002 after working over 37 years at the Sunshine Mining and Refining Complex in the historic Silver Valley of northern Idaho. As such, Mr. Allen was ideally suited to oversee the re-opening of the Sunshine Precious Metals Refinery for EMC in June 2004. He was instrumental in the implementation of the business plan for EMC from the concept phase through to a functioning commercial entity with established operating stability.

Mr. Scott Bending, Formation Capital Corporation President, commented, "With his assistance, we have assembled a talented and experienced team who will continue to operate the Sunshine Precious Metals Refinery and we look forward to providing our customers with the same high quality products and service attained at the refinery under Mr. Allen's direction. As well, we are pleased Mr. Allen has agreed to offer consulting services to EMC as required."

Commenting on his career, Mr. Allen stated "Having worked at this site for over 40 years, I have seen a lot of Management come and go. I can honestly say working with this current management has been more rewarding for me than any in the past. This Management afforded me the opportunity, liberty, means and responsibility to re-establish the precious metals refinery as a viable commercial operation with a growing reputation for producing consistent, high quality bullion products. I'm very proud of this accomplishment and feel the time is right for me to begin my retirement on a very positive note".

EMC purchased the Refining Complex in 2002. The Complex includes the Sunshine Precious Metals Refinery, an SX-EW copper refinery, a hydrometallurgical plant and associated land and buildings. A tailings facility which was originally purchased with the complex has recently been sold to Sterling Mining Company. The Company intends to retro-fit the hydrometallurgical plant in order to process the concentrate from its Idaho Cobalt Project (ICP) in central Idaho. The ICP is in the final feasibility and permitting stage of development.

"The successful negotiation of the sale of the tailings facility was something I wanted to see completed", remarked Mr. Allen. He continued "It made sense for Management to decide on starting up the precious metals refining section of the facility. Although it was never intended to be a cash cow, it established EMC's credibility as a commercial operator while offsetting the G & A costs associated with advancing their ICP."

Formation Capital Corporation is a well established, Toronto Stock Exchange listed, mineral exploration, development and refining company led by a highly qualified technical team of geologists, permitting and environmental specialists, mining engineers and administrative personnel.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.



Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Draft Environmental Impact Statement Imminent

Vancouver, B.C., November 6, 2006, Formation Capital Corporation, (Formation, FCO-TSX), announced its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company"), located in Salmon, Idaho, reported today the Draft Environmental Impact Statement (EIS) for its 100% owned Idaho Cobalt Project (ICP) is expected to be completed by the end of the year.

"That's less than 60 days from now," said Bill Scales, President of the Company. The Draft EIS is a document written by the United States Department of Agriculture, Salmon-Challis National Forest (FS), the lead agency in the ICP permitting process, in conjunction with other cooperating Federal and State agencies (the Agencies).

"We are very pleased the Draft EIS is nearing its final stages," added Scales. "The Agencies have reviewed the final Mine Plan of Operation submitted by the Company this past June, considered Agency alternatives to the Plan and analyzed the effects the Plan and the alternatives might have on the environment. The publication of the Draft EIS will be another milestone in the permitting process and the development of the ICP," he continued.

At a meeting held in Idaho on October 26, 2006 the Company was given a final opportunity to present the advantages of its Mine Plan of Operations to the Agencies. Discussions among the Agencies continued after the Company completed its presentation. The Agencies reviewed alternatives and discussed the effects analysis in preparation for the finalization of the Draft EIS. In most cases, after a review of the alternatives, the Agencies chose a "preferred alternative" to be outlined in the Draft EIS.

The Draft EIS will then be made available by year's end for public review and comment for a period of 45 days. After the comment period concludes, the FS reviews the comments and prepares the Final EIS, which is expected to follow within the next four to five months. The Final EIS is accompanied by the FS Record of Decision which outlines the parameters whereby the Company can commence the development the mine.

The Company and the Agencies have been working closely for several years to develop a mining operation plan which will have a minimal effect on the surrounding area. The operation will disturb less than 125 acres, will largely be an underground mining operation with all openings above the water table and will utilize no dangerous chemicals. Tailings will be dry stacked and waste rock will be lined and covered, with approximately 60% placed back underground. Advanced water treatment techniques will be employed which meet clean water quality standards and a post mining contingency plan including pump back wells and water treatment will be employed.

"We are confident when the Draft EIS is reviewed by the general public, it will be recognized by all interest groups and the environmental community as a project that protects the environment while generating over 150 good paying jobs in the production of a valuable mineral with many environmental applications" said Scales.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt products. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources. Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.